

UNITED STATES
# SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4-8

November 15, 2004

*By U.S. Mail and facsimile to (217) 245-2010*

Ms. Diane S. Tone
Chief Financial Officer
Jacksonville Bancorp, Inc.
1211 West Morton Avenue
Jacksonville, Illinois 62651

Re:  **Jacksonville Bancorp, Inc.**
     **Form 8-K filed October 22, 2004**
     **File No. 0-49792**

Dear Ms. Tone:

The Staff has reviewed the above-referenced filing for compliance with the requirements of
Form 8-K and has the following comment in that regard.

- Please revise to specifically state whether the former accountant resigned, declined to
  stand for re-election or was dismissed, as required by Item 304(a)(1)(i) of Regulation S-
  K. It is not sufficient to state that the company "elected to change its outside accounting
  firm," as that wording is unclear to the reader.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in
the filings reviewed by the staff to be certain that they have provided all information investors
require. Since the company and its management are in possession of all facts relating to a
company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they
have made.

In connection with responding to our comments, please provide, in writing, a statement from
the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please file an amendment via EDGAR in response to these comments within 5 business days of the date of this letter, unless specified otherwise, or contact us immediately if you require additional time. Such amendment should be filed under cover of Form 8-K/A and should include the ITEM 4 designation. An updated letter from your former accountant addressing the revised disclosures should also be included in your amended Form 8-K and filed as Exhibit 16. To expedite the processing of the Form 8-K, please furnish a courtesy copy of the filing to the undersigned.

You may direct any questions regarding this comment to me at 202-942-2865.

Sincerely,

Angela Jackson
Staff Accountant